Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

RECEIVED
2007 NOV 27 A 1:49

November 21, 2007
Our ref. No. PI 164

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

07028177

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notification to Amendment of Tender Offer**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

November 20, 2007

Notification with Respect to Filing of Amendment to Tender Offer Registration Statement and Announcement of Amendment of the Public Notice of Commencement of Tender Offer and Notification of "Mitsubishi Corporation Announces Commencement of Tender Offer"

Mitsubishi Corporation (the "Company") filed the amendment to the Tender Offer Registration Statement with the Kanto Local Finance Bureau on November 20, 2007 with respect to the tender offer currently being conducted for the shares of common stock of Kentucky Fried Chicken Japan, Ltd. (listed at the second section of the Tokyo Stock Exchange, code 9873, the "Subject Company") pursuant to Article 27-8, Paragraph 1 of the Financial Instruments and Exchange Law (the "Law"). The Company has amended the public notice of commencement of tender offer as of November 1, 2007 and the notification of "Mitsubishi Corporation Announces Commencement of Tender Offer" as of October 31, 2007 as below.

The Amendment was made pursuant to the amendment to the number of voting rights represented by shares etc. owned by the special interested parties, and does not constitute a change to the terms and conditions of the Tender Offer, as defined under Article 27-3, Paragraph 2, Sub-Paragraph 1 of the Law.

****

1. Description of Amendment in Public Notice of Commencement of a Tender Offer as of November 1, 2007

(Amended portions are underlined.)

(Pre-Amendment)

2. Outline of the Tender Offer (omitted)

(7) Ratio of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror as of the Public Notice Date of the Tender Offer, Ratio of Voting Rights Represented by Shares, etc. Owned by the Special Interested Party(ies) as of the Public Notice Date of the Tender Offer and Their Total Ratio

Tender Offeror 31.24% Special Interested Party(ies) <u>31.57</u>% Total <u>62.80</u>%

(omitted)

(8) Ratio of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror after the Tender Offer, and Ratio of Voting Rights Represented by Shares, etc. owned by both the

Tender Offeror after the Tender Offer and the Special Interested Party(ies) as of the Public Notice Date of the Tender Offer and Their Total Ratio

Tender Offeror 62.47% Total 62.80%

(omitted)

(Post-Amendment)

2. Outline of the Tender Offer(omitted)

(7) Ratio of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror as of the Public Notice Date of the Tender Offer, Ratio of Voting Rights Represented by Shares, etc. Owned by the Special Interested Party(ies) as of the Public Notice Date of the Tender Offer and Their Total Ratio

Tender Offeror 31.24% Special Affiliate Person 31.51% Total 62.75%

(omitted)

(8) Ratio of Voting Rights Represented by Shares, etc. Owned by the Tender Offeror after the Tender Offer, and Ratio of Voting Rights Represented by Shares, etc. owned by both the Tender Offeror after the Tender Offer and the Special Interested Party(ies) as of the Public Notice Date of the Tender Offer and Their Total Ratio

Tender Offeror 62.47% Total 62.75%

(omitted)

2. The Description of Amendment in "Mitsubishi Corporation Announces Commencement of Tender Offer" as of October 31, 2007

(Amended portions are underlined.)

(Pre-Amendment)

2. Outline of the Tender Offer

(omitted)

(6) Change of Holding Ratio of Share Certificates, etc., following the Tender Offer

Number of Voting Rights of Share Certificates, etc., Owned by the Tender Offeror as of the Filing Date of the Tender Offer Statement	7,150	(Holding Ratio of Share Certificates, etc., before the Tender Offer 31.24%)
Number of Voting Rights of Share Certificates, etc., Owned	7,226	(Holding Ratio of Share Certificates, etc., before the Tender Offer 31.57%)

by Special Interested Party(ies) as of the Filing Date of the Tender Offer Statement		
Number of Voting Rights relating to Share Certificates, etc., to be Purchased	7,151	(Holding Ratio of Share Certificates, etc., Following the Tender Offer 62.80%)
Number of Voting Rights of the Total Shareholders of the Subject Company	22,677	

(omitted)

(Post-Amendment)

2. Outline of the Tender Offer

(omitted)

(6) Change of Holding Ratio of Share Certificates, etc., following the Tender Offer

Number of Voting Rights of Share Certificates, etc., Owned by the Tender Offeror as of the Filing Date of the Tender Offer Statement	7,150	(Holding Ratio of Share Certificates, etc., before the Tender Offer 31.24%)
Number of Voting Rights of Share Certificates, etc., Owned by Special Interested Party(ies) as of the Filing Date of the Tender Offer Statement	7,214	(Holding Ratio of Share Certificates, etc., before the Tender Offer 31.51%)
Number of Voting Rights relating to Share Certificates, etc., to be Purchased	7,151	(Holding Ratio of Share Certificates, etc., Following the Tender Offer 62.75%)
Number of Voting Rights of the Total Shareholders of the Subject Company	22,677	

(omitted)

The Company obtained a copy of the shareholder registry of the Subject Company for the purpose of communicating regarding the Tender Offer and/or other related transactions with the shareholders of the Company and of examining the status of the shares in the Subject Company held by the interested parties of the Company.

Please be advised that any person who has accessed the information concerning the Tender Offer contained in this Press Release may be restricted from purchasing or otherwise trading the shares, etc. of the Subject Company, as a first recipient of information under the regulations on insider trading, until 12 hours have passed since the publication of this Press Release (i.e., since this press release is published on the Tokyo Stock Exchange's Timely Disclosure Information Access Service in the afternoon of November 20, 2007), pursuant to Article 167, Paragraph 3 of the Law and Article 30 of the Enforcement Order thereunder. Also, please note that the Company shall not be held responsible for any criminal, civil or administrative charges brought against any person for his/her purchase or other trade.

This Press Release is for the announcement of the Tender Offer to the public and is not prepared for the purpose of sales solicitation. If you would like to offer for sale your shares in the Tender Offer, please ensure that you review the Tender Offer Statement (kokai kaitsuke setsumeisho) prepared by us in advance and offer your shares for sale at your own discretion as a shareholder. This Press Release does not fall under the categories of an offer to purchase securities or solicitation of the sale of securities, or solicitation of an offer for purchase of securities, nor does it constitute a part of such solicitation. This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof.

There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or to sell share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purposes only.

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

RECEIVED
2007 NOV 27 A 12:37

November 22, 2007
Our ref. No. PI 165

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corpo
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

·eCorporate Governance Report

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

eCorporate Governance Report

Report date:	November 21, 2007
Company:	Mitsubishi Corporation
Stock code:	8058
President:	Yorihiko Kojima, President and CEO
Inquiries:	Kazuhisa Fujita, Section Manager, Corporate Administration Team, Corporate Administration Dept. +81-3-3210-2342
URL:	http://www.mitsubishicorp.com

I. Basic Stance on Corporate Governance, Shareholder Composition, Corporate Data and Other Basic Information

1. Basic Stance on Corporate Governance

Mitsubishi Corporation's philosophy is enshrined in the Three Corporate Principles—corporate responsibility to society, integrity and fairness, and international understanding through trade. Guided by this philosophy, we are strengthening our management system with the aim of achieving sustained growth. Under INNOVATION 2007, our four-year medium-term management plan initiated in fiscal 2005, the continuous strengthening of corporate governance and the refinement of our internal control system are thus key management issues for Mitsubishi Corporation.

Management believes that importance should be placed on developing an effective corporate governance system, irrespective of the specific system or format. Based on this belief, Mitsubishi Corporation has adopted the Corporate Auditor System and in addition to mandatory organizations and governance systems is improving and strengthening its corporate governance system in various ways. Actions include appointing outside directors, introducing the executive officer system and setting up advisory committees to the Board of Directors.

In particular, Mitsubishi Corporation puts emphasis on the role of outside directors and outside corporate auditors. Mitsubishi Corporation thus gives careful consideration to the appropriate number of outside directors and outside corporate auditors and strives to clarify and strengthen their function through the formulation of selection standards.

Mitsubishi Corporation has also formulated standards concerning corporate governance of the Mitsubishi Corporation Group, which apply to subsidiaries and other entities, as it works to optimally manage the Group to raise its corporate value.

2. Shareholder Composition

(1) Percentage of Foreign Shareholders

☐Under 10%

☐10% to under 20%

☐20% to under 30%

■30% or more

(2) Principal Shareholders

Name	Shareholding	
	Number of shares	Shareholding (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	101,736,800	6.00
The Master Trust Bank of Japan, Ltd. (Trust Account)	94,719,200	5.59
Tokio Marine & Nichido Fire Insurance Co., Ltd.	93,167,405	5.50
Meiji Yasuda Life Insurance Company	72,052,735	4.25
Mitsubishi Heavy Industries, Ltd.	48,920,143	2.88
The Bank of Tokyo-Mitsubishi UFJ, Ltd	42,701,405	2.52
State Street Bank and Trust Company	40,201,137	2.37
State Street Bank and Trust Company 505103	25,338,807	1.49
The Nomura Trust and Banking Co., Ltd. (Pension Benefit Trust Account, Mitsubishi UFJ Trust and Banking Corporation)	22,088,000	1.30
Hero and Company	21,789,146	1.28

3. Corporate Data

(1) Stock listings and markets

■Tokyo

■Osaka

■Nagoya

☐Fukuoka

☐Sapporo

☐JASDAQ

(2) Fiscal year end: March 31

(3) Business type: Wholesale (Sogo Shosha)

(4) Number of employees (Consolidated):

☐Under 100

☐100 to under 500

□500 to under 1,000

■1,000 or more

(5) Operating transactions (Consolidated):

□Under ¥10 billion

□¥10 billion to under ¥100 billion

□¥100 billion to under ¥1,000 billion

■¥1,000 billion or more

(6) Has a parent company:

□Yes

■No

(7) Number of consolidated subsidiaries:

□Under 10

□10 to under 50

□50 to under 100

□100 to under 300

■300 or more

4. Other Special Circumstances That Could Materially Affect Corporate Governance

Mitsubishi Corporation has equity interests in certain publicly owned companies: a 50.02% stake in RYOSHOKU LIMITED, a wholesaler of processed food products that is listed on the First Section of the Tokyo Stock Exchange; a 65.17% stake in Nippon Care Supply Co., Ltd., which markets and rents nursing care equipment and is listed on the TSE's Mothers market; a 51.00% stake in Kinsho Corporation, a wholesaling company listed on the First Section of the TSE; a 56.22% stake in Nosan Corporation, which manufactures and sells animal feed and handles food products and livestock, and is listed on the First Section of the Tokyo and Osaka stock exchanges; a 59.77% stake in Nihon Shokuhin Kako Co., Ltd., a manufacturer and seller of processed products derived mainly from corn as well as secondary processed products that is listed on the Second Section of the TSE; and a 64.02% stake in Nitto Fuji Flour Milling Co., Ltd., which is engaged in flour milling and food products, logistics, and food services and is listed on the First Section of the TSE.

Mitsubishi Corporation expects to maximize corporate value by respecting the autonomy of these subsidiaries. At the same time, to raise the value of the Group, the Company endeavors to optimize Group management, such as by using the same

management philosophy and management strategy for the entire Group.

II. Management Organization and Other Corporate Governance Systems Concerning Management Decision-Making, Execution and Supervision

(1) Organizational form: Company employing a Corporate Auditor System

(2) Directors

① Chairperson of Board of Directors

□President

■Chairman

□Representative director other than chairman or president

□Outside director

□Other director

□None

② Number of directors: 20

③ Appointment of outside directors

■Yes

□No

(a) If appointed,

1) Number: 5

2) Relationship With the Company (1)

Name	Association	Relationships to the Company (*)								
		a	b	c	d	e	f	g	h	i
Takashi Nishioka	Current or former employee of another company				○	○			○	
Tamotsu Nomakuchi	Current or former employee of another company								○	
Tatsuo Arima	Other								○	
Tomio Tsutsumi	Other								○	
Kunio Ito	Professor				○				○	

(*)

a. Employee of parent company

b. Employee of other Group company

c. Major shareholder of the Company

d. Concurrently serves as outside director or outside corporate auditor of another company

e. Holds managing director, executive officer or other high-level post of another company

f. Spouse or relative up to the third degree or other similar person of a managing director or executive officer of the Company or a special interest entity of the Company

g. Receives compensation as an executive from the parent company of the Company or a subsidiary of the applicable parent company or has a beneficial interest in other assets of same

h. Has signed a limitation of liability agreement with the Company

i. Other

3) Relationship With the Company (2)

Name	Reason for appointment as outside director
Takashi Nishioka	Mr. Nishioka has been involved in the management of Mitsubishi Heavy Industries, Ltd. for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors meetings, thus helping to improve the Company's corporate value.
Tamotsu Nomakuchi	Mr. Nomakuchi has been involved in the management of Mitsubishi Electric Corporation for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors meetings, thus helping to improve the Company's corporate value.
Tatsuo Arima	Mr. Arima has held important posts in the Ministry of Foreign Affairs of Japan and elsewhere, and, his experience and insight gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors meetings and other opportunities, thus helping to improve the Company's corporate value.
Tomio Tsutsumi	Mr. Tsutsumi has held important posts such as Vice Minister of the former Ministry of International Trade and Industry and President of Japan Finance Corporation for Small and Medium Enterprise, and, his experience and insight gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors opportunities and other meetings, thus helping to improve the Company's corporate value.
Kunio Ito	Mr. Ito brings with him expert knowledge of social and economic trends garnered over a long career as a university professor and outside executive at other companies. Mr. Ito offers an objective and professional perspective, thereby enabling the Board to make sound decisions and oversee operations in a suitable manner.

4) Matters Concerning Main Activities of Outside Directors

The Company's Board of Directors convened 20 times (including extraordinary meetings) during the fiscal year ended March 31, 2007. The outside directors offered useful opinions and advice on management of the Company at these meetings from a neutral and objective standpoint.

a. Takashi Nishioka	Attended 12 meetings of the Board of Directors during the fiscal year
b. Tatsuo Arima	Attended 16 meetings of the Board of Directors during the fiscal year
c. Tomio Tsutsumi	Attended 20 meetings of the Board of Directors during the fiscal year

Both Tamotsu Nomakuchi and Kunio Ito were newly elected as outside directors by the Ordinary General Meeting of Shareholders of Mitsubishi Corporation held on June 26, 2007.

(3) Corporate Auditors

①Establishment of Board of Corporate Auditors

■Yes

□ No

②Number of corporate auditors: 5

③Cooperation between corporate auditors and the independent auditors

Corporate auditors meet with the independent auditors, in principle, twice a month to exchange information, including submission by the independent auditors of audit plans and reports on audit activities. Furthermore, information is shared with the independent auditors of important subsidiaries from a Group management standpoint, as deemed appropriate.

Fees paid to the independent auditors Deloitte Touche Tohmatsu for the fiscal year ended March 31, 2007 were as follows:

a. Amount of fees for services in accordance with the first clause of Article 2 of the Certified Public Accountant Law of Japan (Law No. 103, 1948)

Mitsubishi Corporation ¥309 million/Consolidated subsidiaries ¥767 million

b. Amount of fees for services other than those above

Mitsubishi Corporation ¥55 million/Consolidated subsidiaries ¥33 million

Fees for services prescribed in the first clause of Article 2 of the Certified Public Accountant Law of Japan (Law No. 103, 1948) are fees for audit certification services relating to English language financial statements prepared based on accounting standards generally accepted in the United States of America and audit certification based on the Corporate Law and the Securities Exchange Law.

Fees for services other than those prescribed above are fees for financial surveys and proposals.

④Cooperation between the corporate auditors and internal audit divisions

The corporate auditors meet with the Internal Audit Department once a month to exchange information, including submission by these divisions of reports on the audit system, audit plans and audit activities.

⑤Appointment of outside corporate auditors

■Yes

□No

(a) If appointed

1) Number of outside corporate auditors: 3

2) Relationship With the Company (1)

Name	Association	Relationships to the Company (*)								
		a	b	c	d	e	f	g	h	i
Shigemitsu Miki	Current or former employee of another company				○	○			○	
Koukei Higuchi	Current or former employee of another company				○				○	
Shigeru Nakajima	Attorney				○				○	

(*)

a. Employee of parent company

b. Employee of other Group company

c. Major shareholder of the Company

d. Concurrently serves as outside director or outside corporate auditor of another company

e. Holds managing director, executive officer or other high-level post of another company

f. Spouse or relative up to the third degree or other similar person of a managing director or executive officer of the Company or a special interest entity of the Company

g. Receives compensation as an executive from the parent company of the Company or a subsidiary of the applicable parent company or has a beneficial interest in other assets of same

h. Has signed a limitation of liability agreement with the Company

i. Other

3) Relationship With the Company (2)

Name	Reason for appointment as outside corporate auditor
Shigemitsu Miki	Mr. Miki has been involved in the banking industry for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside corporate auditor, he offers valuable views and advice as needed to management of the Company through Board of Directors and Board of Corporate Auditors meetings, thus helping to improve the Company's corporate value.
Koukei Higuchi	Mr. Higuchi has been involved in the non-life insurance industry for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside corporate auditor, he offers valuable views and advice as needed to management of the Company through Board of Directors and Board of Corporate Auditors meetings, thus helping to

	improve the Company's corporate value.
Shigeru Nakajima	Mr. Nakajima has much experience in the field of corporate law as an attorney, and, his expertise and experience are thus immensely valuable to the Company. Further, as an outside corporate auditor, he offers valuable views and advice as needed to management of the Company through meetings of the Board of Directors, Board of Corporate Auditors and other opportunities, thus helping to improve the Company's corporate value.

4) Matters Concerning Main Activities of Outside Corporate Auditors

The Company's Board of Directors convened 20 times (including extraordinary meetings) during the fiscal year ended March 31, 2007. The outside corporate auditors offered useful opinions and advice on management of the Company at these meetings from a neutral and objective standpoint.

a. Shigemitsu Miki Attended 15 meetings of the Board of Directors during the fiscal year

b. Koukei Higuchi Attended 17 meetings of the Board of Directors during the fiscal year

c. Shigeru Nakajima Attended 14 meetings of the Board of Directors during the fiscal year

(4) Incentive System

①Initiatives to offer incentives to directors

□Introduced results-linked remuneration system

■Introduced stock option system

□Other

□None

[Supplementary explanation regarding applicable item]

Regarding the compensation of directors (excluding outside directors), the relationship with operating results has been strengthened and directors' bonuses are determined with consideration given to consolidated operating results.

②Eligible persons for stock options

■Inside directors

□Outside directors

□Inside corporate auditors

□Outside corporate auditors

■Employees

□Directors, executive officers and corporate auditors of the parent company

□Employees of the parent company

□Directors, executive officers and corporate auditors of subsidiaries

□Employees of subsidiaries

□Other

[Supplementary explanation regarding applicable item]

The Company grants stock options to its directors (excluding outside directors), executive officers and certain other senior employees in order to provide further incentive and motivation to improve the Company's performance and further align their interests with those of shareholders. Details of past issues of stock options are as follows.

a. Ordinary Class Stock Options (Granted to directors, executive officers and certain other senior employees; 1 right=1,000 shares through fiscal 2005, from fiscal 2006 1 right=100 shares)

Fiscal 2001 Total no. granted: 313 (Exercise price=903 yen)
Balance at March 31, 2007: 27

Fiscal 2002 Total no. granted: 1,091 (Exercise price=1,002 yen)
Balance at March 31, 2007: 223

Fiscal 2003 Total no. granted: 1,204 (Exercise price=809 yen)
Balance at March 31, 2007: 100

Fiscal 2004 Total no. granted: 1,269 (Exercise price=958 yen)
Balance at March 31, 2007: 401

Fiscal 2005 Total no. granted: 1,167 (Exercise price=1,090 yen)
Balance at March 31, 2007: 746

Fiscal 2006 Total no. granted: 12,790 (Exercise price=1,691 yen)
Balance at March 31, 2007: 11,020

Fiscal 2007 Total no. granted: 13,600 (Exercise price=2,435 yen)
Balance at March 31, 2007: 13,520

b. Stock Options for a Stock-Linked Compensation Plan (Granted to directors and executive officers; 1 right=100 shares)

Fiscal 2006 Total no. granted: 3,061 (Exercise price=1 yen)
Balance at March 31, 2007: 2,756

Fiscal 2006 (Issued April 28, 2006) Total no. granted: 138 (Exercise price=1 yen)
Balance at March 31, 2007: 54

Fiscal 2007 Total no. granted: 1,660 (Exercise price=1 yen)
Balance at March 31, 2007: 1,660

(5) Disclosure Concerning Directors' Remuneration

①Disclosure method

■Financial report (*Yukashoken hokokusho*)

□Earnings release

■Business report

□Other

②Degree of disclosure

□Total amount for all directors

■Total amount for inside directors and outside directors separately

□Other

[Supplementary explanation regarding applicable item]

Total directors' remuneration for fiscal 2007 was ¥1,689 million to 14 inside directors and ¥92 million to 4 outside directors. Total corporate auditors' remuneration for the same fiscal year was ¥80 million to 2 inside corporate auditors and ¥31 million to 3 outside corporate auditors.

Note: 1. The above remuneration amounts are made up as follows:

(1) Monthly remuneration paid during fiscal 2007

The Company paid ¥957 million to 18 directors, including ¥92 million to 4 outside directors.

The Company paid ¥91 million to 5 corporate auditors, including ¥31 million to 3 outside corporate auditors.

(2) Directors' bonuses approved at the June 26, 2007 Ordinary General Meeting of Shareholders

The Company paid bonuses totaling ¥340 million to 14 directors, excluding outside directors

(3) Stock option-based remuneration

The Company paid ¥294 million to 14 directors, excluding outside directors

(4) Provision of allowance for directors' and corporate auditors' retirement bonuses

The Company provided ¥188 million for 14 directors, excluding outside directors

The Company provided ¥19 million for 2 corporate auditors, excluding outside corporate auditors

2. Retirement bonuses (excluding executive pension) paid to the directors who retired in fiscal 2007 were ¥199 million and are not included in the remuneration figures above. Furthermore, total amounts paid as executive pension in fiscal 2007

were ¥268 million and ¥11 million to directors and corporate auditors, respectively. These amounts are not included in the remuneration figures above.

(6) Support System for Outside Directors (Outside Corporate Auditors)

The Administrative Office for Directors and the Corporate Auditors' Office provide assistance to outside directors and outside corporate auditors, respectively. These support sections distribute materials in advance of Board of Directors meetings and offer advance briefings on important projects.

2. Matters Concerning Business Execution, Audit and Supervision, Nomination, Remuneration and Other Functions

(1) The Company's Board of Directors has 20 members, including 5 outside directors. As a rule, the Board convenes once a month and is responsible for making decisions concerning important management issues and overseeing business execution.

(2) In 2001, the adoption of an executive officer system clarified the separation of the roles and responsibilities of directors and executive officers. Furthermore, in 2004, the term of directors was reduced from two years to one year to provide greater flexibility in determining the composition of the Board of Directors. In 2006, the Articles of Incorporation were amended to allow the Board of Directors to approve resolutions in writing from the perspective of facilitating flexibility in how the Board operates. Moreover, to clarify and strengthen the function of outside directors and outside corporate auditors, in 2007 Mitsubishi Corporation established standards for the selection of these directors and corporate auditors.

(3) The president, as the Company's Chief Executive Officer, manages the Company's business through the Executive Committee, the highest ranking decision-making body of executive officers. Moreover, important management issues are first decided by the Executive Committee (which meets, in principle, two to three times a month) and then referred to the Board of Directors for deliberation and final determination.

(4) The Governance Committee and International Advisory Committee are made up of some internal directors and outside directors and other respected individuals from outside the Company. These advisory bodies offer advice from a third-party perspective. The Governance Committee was established in 2001 and has since convened two to three times per year to discuss issues relating to corporate governance. In fiscal 2007, the Governance Committee discussed standards for selecting outside directors and outside corporate auditors, enhancing disclosure on outside directors and outside corporate auditors in business reports and other disclosure documents, and revisions to the executive officers' remuneration system. The International Advisory Committee was

established in 2001 and discusses issues relating to globalization of Mitsubishi Corporation's operations. This committee meets around once a year.

(5) The five corporate auditors, including three outside corporate auditors, utilize staff members of the Corporate Auditors' Office, which is under their direct control, in conducting their audits. At the same time, the corporate auditors attend meetings of the Board of Directors and other important meetings and hold discussions with internal departments, including important offices in Japan and overseas, as well as visit main subsidiaries that are important from the perspective of Group management to conduct audits.

(6) Regarding internal audits, the Internal Audit Dept. conducts audits of the Mitsubishi Corporation, subsidiaries and affiliated companies from a company-wide perspective. In addition, each business group has established its own internal audit organization, under which audits are carried out on a consolidated basis. These internal audits are conducted after selecting audit targets based on an annual audit plan. The results of audits by the Internal Audit Dept. are reported to the president, corporate auditors and other concerned parties and regularly to the Board of Directors and Executive Committee.

(7) The certified public accountants who carried out the independent audit of the Company were Masahiro Watanabe, Shuko Shimoe, Michio Fujii and Takashi Mine of Deloitte Touche Tohmatsu.

III. Implementation of Initiatives Concerning Shareholders and Other Stakeholders

1. Measures to Ensure an Active Ordinary General Meeting of Shareholders and Smooth Exercise of Voting Rights

Item	Applicable	Remarks
a. Early notification of the Ordinary General Meeting of Shareholders	○	Notice of convocation is sent three weeks before the meeting
b Scheduling of the Ordinary General Meeting of Shareholders to avoid dates of most other shareholder meetings	○	The meeting is timed to avoid dates when most other companies hold their ordinary shareholder meetings.
c. Allows voting rights to be exercised via the Internet	○	This has been possible since 2004.
d. Other	○	The notice of convocation is posted on the Company's website, along with an English version, after being sent to shareholders

2. Investor Relations (IR) Activities

Item	Applicable	(*)	Remarks
a. Holds regular investor meetings for individual investors	○	○	Regular meetings are held. In fiscal 2007, meetings for individual investors were held in four Japanese cities, including Tokyo and Osaka.
b. Holds regular investor meetings for analysts and institutional investors	○	○	Regular meetings are held. In addition to earnings release presentations every quarter, the Company's president holds small meetings.
c. Holds regular investor meetings for overseas institutional investors	○	○	Regular meetings are held. The Company conducts overseas IR tours four or five times a year, visiting institutional investors in Europe, the U.S. and Asia.
d. Posts IR materials on the Company's website	○	○.	Various reference information for investors is posted on the Investor Relations section of the Company's website (http://www.mitsubishicorp.com/en/ir)
e. Established an IR office (officers)	○		The Company has an Investor Relations Office under the Corporate Staff Section, with full-time staff who conduct IR activities. The director responsible for IR is also the Company's CFO.
f. Other			

*Includes speeches by the Company's chairman, president and other representative directors

3. Measures Concerning Respect of the Standpoint of Stakeholders

Item	Applicable	Remarks
a. Prescribed respect for the standpoint of stakeholders in internal regulations, etc.	○	The Three Corporate Principles (the Company's corporate philosophy), the Standards of Conduct and the Code of Conduct set forth rules concerning relationships with society as a whole. Furthermore, INNOVATION 2007, the Company's medium-term management plan, incorporates a "stakeholder triangle" of three main groups: shareholders and creditors, customers and business partners, and employees. Based on this stance, Mitsubishi Corporation aims to be a company held in high esteem by all stakeholders.
b. Environmental protection and CSR activities	○	Mitsubishi Corporation has continuously conducted social contribution activities in Japan and overseas for many years in a wide variety of fields, ranging from the global environment, welfare and education to culture and the arts. These activities have been guided by a philosophy of conducting

		wide-ranging activities from a global standpoint with a commitment to being a good corporate citizen. Details of specific activities are published every year in a Sustainability Report. With respect to environmental protection activities, in particular, to ensure that environmental protection is taken into consideration in business activities, the Company has established a company-wide management system. At the same time, the Company actively engages in businesses that contribute to environmental protection, such as emission credit businesses. Moreover, as part of its activities to give back to society, the Company is engaged in various projects, including its Global Coral Reef Conservation Project and Tropical Forest Regeneration Experimental Project.
c. Formulated policy on the provision of information to stakeholders	○	Formulated an information disclosure policy, which is shown on the Company's website
d. Other		

IV. Internal Control System

Mitsubishi Corporation is building and operating an internal control system, as discussed below, so as to ensure that business activities are conducted properly and in conformity with laws and its Articles of Incorporation. Efforts are ongoing to reform and improve this system.

1. Efficient Business Execution

The president delineates basic management policies and sets specific management goals. At the same time, the president formulates management plans and oversees progress in achieving targets efficiently. Management plans are regularly formulated and monitored and as a result of this process MC partially revised INNOVATION 2007 for the second half of this four-year medium-term management plan, which began in fiscal 2005.

The organization is realigned and resources deployed as necessary so as to achieve management targets in the most efficient manner possible. Furthermore, the organizational chain of command is clearly laid out and authority delegated to managers and staff of organizational bodies to the extent necessary to accomplish targets. These people are required to submit reports regularly.

2. Compliance

Compliance, which is defined as acting in compliance with laws, regulations and in conformity with social norms, is regarded as a matter of the highest priority in conducting business activities. Mitsubishi Corporation has formulated a Code of Conduct for all officers and employees, which specifies basic matters in relation to compliance. Efforts are made to ensure that all officers and employees are familiar with the Code of Conduct and that the Company's corporate philosophy is understood and practiced.

To promote compliance, Mitsubishi Corporation has established a cross-organizational framework headed by the Chief Compliance Officer. Mitsubishi Corporation is also taking preventive and corrective measures such as offering training on a wide variety of laws and regulations.

Regarding the status of compliance, in addition to a framework for receiving reports from all organizations throughout the Company, Mitsubishi Corporation has established an internal whistleblower system. Through these structures and systems, Mitsubishi Corporation identifies problems and shares information. Regular reports are also made to the Board of Directors on the status of compliance.

3. Risk Management

Regarding risks associated with business activities, Mitsubishi Corporation has designated categories of risk—such as credit, market, business investment, country, compliance, legal, information management, environmental, and natural disaster—and has established departments responsible for each category. Mitsubishi Corporation also has in place policies, systems and procedures for managing risk. Furthermore, Mitsubishi Corporation responds to new risks by immediately designating a responsible department to manage such risks.

In regards to individual projects, the person responsible for the applicable department makes decisions within the scope of his/her prescribed authority after analyzing and assessing the risk-return profile of each project in accordance with company-wide policies and procedures. Projects are executed and managed on an individual basis in accordance with this approach.

In addition to managing risk on an individual project basis, Mitsubishi Corporation assesses risk for the Company as a whole with respect to risks that are capable of being monitored quantitatively and manages these risks properly, making reassessments as necessary.

4. Financial Reporting

To ensure the proper and timely disclosure of financial statements, Mitsubishi Corporation has appointed personnel responsible for financial reporting and prepares financial statements in conformity with legal requirements and accounting standards. These financial statements are released after being discussed and confirmed by the Disclosure Committee. Furthermore, to further enhance the reliability of financial reporting, Mitsubishi Corporation has been proceeding with work on a consolidated basis for documenting, evaluating and improving company-wide internal controls and processes for the preparation of financial statements based on the Financial Products Exchange Law and the U.S. Sarbanes-Oxley Act of 2002.

5. Management and Storage of Information

Regarding information related to business activities, personnel responsible for managing business activities classify information individually in accordance with its degree of importance. These individuals also instruct users on the handling of this information. The aim is to ensure information security while promoting efficient administrative processing and the sharing of information.

Responsible personnel store for a predetermined period documents that must be stored by law and information that the Company specifies as important in terms of internal management. For all other information, responsible personnel determine the necessity and period for storage of information and store such information accordingly.

6. Ensuring Proper Business in Group Management

Mitsubishi Corporation specifies a responsible department for the oversight of each subsidiary and affiliate and quantitatively monitors business performance, management efficiency and other operational aspects of each company every year. Efforts are also made to monitor qualitative issues such as compliance and risk management.

Mitsubishi Corporation demonstrates its commitment to making improvements to subsidiaries and affiliates by sending directors to sit on their boards, signing merger

agreements, exercising its voting rights and in other ways. These actions are taken to raise the corporate value of the Mitsubishi Corporation Group.

7. Internal Auditing and Monitoring

Each organization takes responsibility for reviewing and improving its business activities on a regular basis. In addition, to more objectively review and evaluate the business activities of each organization, Mitsubishi Corporation conducts regular audits through internal audit organizations.

8. Corporate Auditors

Corporate auditors attend and express opinions at meetings of the Board of Directors and other important management meetings. In addition, corporate auditors gather information and conduct surveys, keeping channels of communication open with directors, employees and others who cooperate with these efforts.

If there is a risk of a certain level of financial loss or a major problem, the person responsible for the department concerned is required to immediately report to corporate auditors in accordance with predetermined standards and procedures.

To raise the effectiveness of audits conducted by corporate auditors, personnel are appointed to assist corporate auditors in carrying out their duties. Mindful of the need for independence, the opinions of corporate auditors are respected and other factors taken into consideration when evaluating and selecting people to assist them. Ongoing efforts are being made to establish regulations in these respects.

V. Other

1. Matters concerning anti-takeover measures

(none)

2. Other matters concerning the corporate governance framework

(none)

Last updated: November 16, 2007

Corporate Governance Framework



General Meeting of Shareholders
Appointment/Dismissal Determination of Remuneration Parameters
Appointment/Dismissal Determination of Remuneration Parameters
Appointment/ Dismissal
Request Advice
Board of Directors
Audit and Report
Corporate Auditors (Board of Corporate Auditors)
Report
Independent Auditors
Report
Governance Committee
International Advisory Committee
Appointment and Oversight
Submit Important Matters and Report on Execution of Operations
Audit
Audit
(Executive Officers and Executive Organization)
President and CEO
Executive Committee
Cooperation Among Corporate Auditors/Internal Audit Dept. /Independent Auditors
Internal Audit Dept
Business Activity Audits
Main Committees Related to Internal Control
Portfolio Management Committee
Compliance Committee
Disclosure Committee
ISMS Committee
7 Business Groups
Audit Organizations Within Groups and Offices
Divisions/BUs
Domestic and Overseas Offices
Group Companies
Corporate Staff Section
Establishes systems and strategies related to internal control and ensures compliance

END